FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
 (Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release issued by Ultrapetrol (Bahamas) Limited (the "Company") on December 12, 2012.  Attached hereto as Exhibit 99.2 is a copy of the Company's Seventh Amended and Restated Articles of Association filed in the Commonwealth of The Bahamas on December 12, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By:	/s/ Leonard J. Hoskinson
Name:	Leonard J. Hoskinson
Title:	Chief Financial Officer

Dated: December 12, 2012

Exhibit 99.1

Ultrapetrol Announces Closing of Investment Agreement with Southern Cross Group

Appoints new board members

NASSAU, Bahamas, December 12, 2012 -- Ultrapetrol (Bahamas) Limited (NASDAQ: ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), announced today the closing of its previously announced investment agreement with Sparrow Capital Investments, Ltd ("Sparrow"), a subsidiary of Southern Cross Latin America Private Equity Funds III and IV ("Southern Cross"). Ultrapetrol sold 110,000,000 shares of newly issued common stock to Sparrow at a purchase price of $2.00 per share. The Company received proceeds of $220 million from the transaction. Prior to closing of the transaction, Sparrow waived the condition to closing that required the Company to obtain a waiver of certain repurchase rights by holders of the Company's Convertible Senior Notes due 2017 (the "Convertible Notes").

Net proceeds from the investment will strengthen the Company's balance sheet and be used for general corporate purposes, including financing growth opportunities in Ultrapetrol's Offshore Business Unit in Brazil. As previously announced, the transaction was approved by a special committee of Ultrapetrol´s Board of Directors comprising two disinterested directors that received a fairness opinion, in accordance with the Company´s Articles and Memorandum of Association.

Ultrapetrol also announced that it has appointed Horacio Reyser and Gonzalo Alende Serra to its board of directors, effective immediately, following the resignation of Leonard J. Hoskinson and Michael C. Hagan. In addition, in connection with the investment agreement between Sparrow and the Company executed on November 13, 2012, the Company (1) made certain amendments to its Articles and Memorandum of Association at the time of closing, and (2) entered into a registration rights agreement for the shares purchased by Sparrow and shares currently owned by two existing shareholders of the Company.

Felipe Menéndez, Ultrapetrol's President and Chief Executive Officer, said, "Southern Cross Group has a history of successfully working with companies in South America to achieve their long-term goals, and we look forward to having them as a partner. With this investment, we have secured $220 million in additional equity which significantly strengthens our balance sheet and enhances our ability to execute our growth strategy.

"Additionally, we are pleased to have appointed Mr. Reyser and Mr. Alende to our board as we continue to capitalize on attractive opportunities in our River and Offshore Businesses. I would like to thank Mr. Hoskinson and Mr. Hagan for their service as board members and their dedication over many years to the Company´s interests."

Horacio Reyser is a partner with Southern Cross and has been with the firm since 1998. Prior to joining Southern Cross, Mr. Reyser worked for INFUPA, a regional M&A advisory firm. Mr. Reyser also worked for the Techint Group, initially in strategic planning at Tenaris-Siderca and later at Siderar-Ternium, where he focused on a wide variety of operational projects and strategic acquisitions. Mr. Reyser holds a degree in Industrial Engineering from Instituto Tecnológico de Buenos Aires (ITBA) and completed an Advanced Management Program at Harvard Business School.

Gonzalo Alende Serra joined Southern Cross in 2007 after a 16-year career working in finance at several world-class companies with a regional focus. Prior to joining Southern Cross, Mr. Alende served as Compliance Manager and Global Risk Manager for Tenaris from 2003 to 2006 and Vice President, Investor Relations for Impsat in 2002. Prior to that, he worked as a management consultant with Arthur D. Little and McKinsey and as an auditor with PricewaterhouseCoopers, then Price Waterhouse. Mr. Alende received his Accounting degree from the Universidad de Belgrano in Buenos Aires, and his MBA from the University of London (Imperial College). He is a CFA Charterholder.

Following the new appointments, the board of directors comprises seven members. In addition to the two new appointments, being the Southern Cross Group nominees, the following existing directors remain on the board:  Felipe Menendez Ross, Ricardo Menendez Ross, Fernando Barros Tocornal, Eduardo Ojea Quintana and George Wood. Mr. Wood will continue to serve as an independent director and sole member of the audit committee.

Under the indenture governing the Convertible Notes (the "Indenture"), the sale of the shares to Sparrow represents a "Fundamental Change" (as defined in the Indenture), which gives each holder of Convertible Notes the right to require the Company to repurchase all of its Convertible Notes on the Fundamental Change Repurchase Date (as defined in the Indenture) at par plus accrued but unpaid interest.  The Company will provide notice of the Fundamental Change to the holders of the Convertible Notes in accordance with the provisions of the Indenture.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

About Southern Cross Group

Southern Cross is a private equity firm founded in 1998 to make investments in Latin American companies that have significant potential for improved performance and growth.  Since inception, Southern Cross has raised over $2.5 billion and has invested in over 30 companies in a wide range of industries, including consumer goods, retail, homebuilding, entertainment, logistics, pharmaceuticals, energy, oil & gas, public services, IT, and telecom. Southern Cross seeks to deliver superior returns by the optimization of companies' strategic direction and operating performance.  As a result of its extensive regional experience, Southern Cross is well-positioned to identify and capitalize on high quality investment opportunities in Latin America.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR – G

CONTACT: The IGB Group

Leon Berman / David Burke

212-477-8438 / 646-673-9701

lberman@igbir.com / dburke@igbir.com

Exhibit 99.2

COMMONWEALTH OF THE BAHAMAS

THE INTERNATIONAL BUSINESS COMPANIES ACT 2000

SEVENTH AMENDED AND RESTATED
ARTICLES OF ASSOCIATION

OF

ULTRAPETROL (BAHAMAS) LIMITED

TABLE OF CONTENTS

Article	Description	Page
-	Table of Contents
1 - 6	Definitions	2 – 3
7 - 10	Registered Shares	3 - 4
11 – 20	Shares, Authorised Capital and Capital	4 – 5
21	Tag-Along Rights	5
22 - 24	Lien on Shares	5 - 6
25 - 28	Transfer of Shares	6
29 - 33	Transmission of Shares	6 - 7
34 - 39	Reduction Or Increase in Authorised Capital	7
40 – 60	Meetings and Consents of Shareholders	7 - 10
61 - 70	Directors	10 - 12
71 - 75	Powers of Directors	12
76 - 84	Proceedings of Directors	12 - 13
85 - 86	Committees	13 - 14
87 - 90	Officers	14
91 - 92	Conflict of Interests	14 - 15
93 - 98	Indemnification	15 - 16
99	Seal	16
100 - 109	Dividends	17
110 - 115	Accounts	17 - 18
116 - 122	Auditors	18
123	Notices	19
124	Pension and Superannuation Funds	19
125 - 126	Arbitration	19
127 - 128	Voluntary Winding-Up and Dissolution	19
129	Continuation	20

DEFINITIONS

1.
In these Articles, if not inconsistent with the subject or context, the words and expressions standing in the first column of the following table shall bear the meanings set opposite them respectively in the second column thereof.

Words	Meaning

Act	The International Business Companies Act 2000 including any modification, extension, re-enactment or renewal thereof and any regulations made thereunder.

Articles	These Articles of Association as they may from time to time be amended.

capital	The sum of the aggregate par value of all outstanding shares with par value of the Company and shares with par value held by the Company as treasury shares plus

(a) the aggregate of the amounts designated as capital of all outstanding shares without par value of the Company and shares without par value held by the Company as treasury shares, and

(b) the amounts as are from time to time transferred from surplus to capital by a resolution of directors.

shareholder	A person who holds shares in the Company.

shareholders'
agreement
An agreement dated 13 November, 2012 and made among three shareholders of the Company, namely Sparrow Capital Investments Ltd., a company incorporated under the laws of the Commonwealth of The Bahamas, Inversiones Los Avellanos S.A., a company incorporated under the laws of Chile and Hazels (Bahamas) Investments Inc. a company incorporated under the laws of the Commonwealth of The Bahamas, (as the same may be amended, supplemented or restated from time to time), for the purpose of regulating their relationship with each other and certain aspects of the affairs of and their dealings with the Company.

Memorandum	The Memorandum of Association of the Company as it may from time to time be amended.

Named Shareholder	As defined in the Memorandum.

person	An individual, a corporation, a trust, the estate of a deceased individual, a partnership or an unincorporated association of persons.

resolution of directors	(a) A resolution approved at a duly constituted meeting of directors of the Company by the affirmative vote of a simple majority of the directors present who voted and did not abstain; or

(b) a resolution consented to in writing by a simple majority of all directors;

except where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority.

resolution of shareholders	(a) A resolution approved at a duly constituted meeting of the shareholders of the Company by the affirmative vote of:

(i) a simple majority of the votes of the shareholders present and entitled to vote thereon and who voted and did not abstain; or

(ii)
a simple majority of the votes of the shareholders of each class or series of shares present and entitled to vote thereon as a class or series and who voted and did not abstain and of a simple majority of the votes of the remaining shareholders present and entitled to vote thereon  and who voted and did not abstain; or

(b) a resolution consented to in writing by

(i) a simple majority of the votes of the shareholders entitled to vote thereon, or

(ii) a simple majority of the votes of the shareholders entitled to vote thereon as a class and of a simple majority of the votes of the remaining shareholders entitled to vote thereon;

Seal	Any seal which has been duly adopted as the Common Seal of the Company.

securities	Shares and debt obligations of every kind, and options, warrants and rights to acquire shares, or debt obligations.

Share Register	As defined in the Act.

surplus
The excess, if any, at the time of the determination of the total assets of the Company over the sum of its total liabilities, as shown in its books of account, plus its issued and outstanding share capital.

treasury shares	Shares in the Company that were previously issued but were repurchased, redeemed or otherwise acquired by the Company and not cancelled.

2.
"Written" or any term of like import includes words typewritten, printed, painted, engraved, lithographed, photographed or represented or reproduced by any mode of reproducing words in a visible form, including telex, telefax, telegram, cable or other form of writing produced by electronic communication.

3.	Save as aforesaid any words or expressions defined in the Act shall bear the same meaning in these Articles.

4.	Whenever the singular or plural number, or the masculine, feminine or neuter gender is used in these Articles, it shall equally, where the context admits, include the others.

5.
The realisable value in relation to the assets of the Company shall mean such value as the directors may decide upon as the value of the assets, which value in the absence of fraud shall be conclusive unless a question of law is involved.

6.	A reference to money in these Articles is, unless otherwise stated, a reference to the currency in which shares in the Company shall be issued according to the provisions of the Memorandum.

REGISTERED SHARES

7.
The Company may issue shares which may be held evidenced and transferred through its duly appointed registrar and transfer agent in uncertificated form, and where any share is held in uncertificated form the Company shall not issue and no person shall be entitled to receive a certificate in respect of such share at any time and for so long as the title to that share is evidenced otherwise than by a certificate and transfers may be made otherwise than by a written instrument pursuant to the provisions of the Securities Industry Act, 2011 (or any statutory re-enactment or replacement thereof or similar law authorizing the establishment of a securities exchange including regulations thereunder) and the regulations and any rules made by any securities exchange in which shares of the Company are traded. The directors shall have power to implement any arrangements as they may, in their absolute discretion, think fit in relation to the evidencing and transfer of shares held in uncertificated form and may authorize that the provisions of the regulations or rules, as the case may be, in respect of share certificates, transfers of shares, registration of transfers, registration of shareholders, the Share Register, notifications to shareholders, notices to shareholders calling general meetings of the Company and rights of attendance and voting at such meetings shall apply to these Articles and the same shall accordingly be read and construed as if such regulations or rules, as the case may be, were respectively written herein.

8.
Shareholders holding certificates for issued shares may trade their shares publicly and upon electing to sell any or all such shares they must turn in their share certificate(s) to the Company or its duly authorized registrar and transfer agent whereupon the provisions of these Articles regarding uncertificated shares shall apply to such shares.

9.
Notwithstanding the foregoing provisions, the Company either by itself or through its duly appointed registrar and transfer agent shall maintain a Share Register of all of the shareholders of the Company from time to time and all other provisions of these Articles as applicable shall remain in full force with respect to the shareholders of the Company and its and their rights and obligations.

10.	If several persons are registered as holders of any shares, any one of such persons may give an effectual receipt for any dividend payable in respect of such shares.

SHARES, AUTHORISED CAPITAL AND CAPITAL

11.
Subject to the terms of the shareholders' agreement, the unissued shares of the Company shall be at the disposal of the directors who may without prejudice to any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or otherwise dispose of shares to such persons, at such times and upon such terms and conditions as the Company may by resolution of directors determine.

12.
Shares in the Company shall be issued for money, services rendered, personal property, an estate in real property, a promissory note or other binding obligation to contribute money or property or any combination of the foregoing as shall be determined by a resolution of directors.

13.
Shares in the Company may be issued for such amount of consideration as the Company may from time to time by resolution of directors determine, except that in the case of shares with par value, the amount shall not be less than the par value, and in the absence of fraud the decision of the directors as to the value of the consideration received by the Company in respect of the issue is conclusive unless a question of law is involved.  The consideration in respect of the shares with par value constitutes capital to the extent of the par value and the excess constitutes surplus.

14.
A share issued by the Company upon conversion of, or in exchange for, another share or a debt obligation or other security in the Company, shall be treated for all purposes as having been issued for money equal to the consideration received or deemed to have been received by the Company in respect of the other share, debt obligation or security.

15.	Treasury shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with these Articles) as the Company may by resolution of directors determine.

16.
The Company may issue fractions of a share and a fractional share shall have the same corresponding fractional liabilities, limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a whole share of the same class or series of shares.

17.
Subject to the terms of the shareholders' agreement, the Company may purchase, redeem or otherwise acquire and hold its own shares but no purchase, redemption or other acquisition shall be made unless the directors determine that immediately after the purchase, redemption or other acquisition, the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realisable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account.

18.	A determination by the directors under the preceding Article is not required where shares are purchased, redeemed or otherwise acquired

(a)	pursuant to a right of a shareholder to have his shares redeemed or to have his shares exchanged for money or other property of the Company;

(b)	in exchange for newly issued shares in the Company;

(c)	by virtue of the provisions of Section 81 of the Act; and

(d)	pursuant to an order of the court.

19.
Shares that the Company purchases, redeems or otherwise acquires pursuant to Article 17 may be cancelled or held as treasury shares unless the shares are purchased, redeemed or otherwise acquired out of capital pursuant to Section 34 of the Act in which case they shall be cancelled.

20.
Where shares in the Company are held by the Company as treasury shares or are held by another company of which the Company holds, directly or indirectly, shares having more than 50 percent of the votes in the election of directors of the other company, the shareholders of the Company shall not be entitled to vote in respect of such shares or to have dividends paid thereon and such shares shall not be treated as outstanding for any purpose except for purposes of determining the capital of the Company.

TAG-ALONG RIGHTS

21.
Subject to the terms of the shareholders' agreement, if a third party (other than a Named Shareholder) makes a bona fide written offer to one or more shareholders of the Company to purchase the shares of the Company beneficially owned by such shareholder(s) in a private transaction and, after giving effect to the sale, the third party would become the beneficial owner of shares in the Company with voting power equal to 50% or more of the total voting power of all shares of the Company entitled to vote in the election of directors, then such third party shall make a public offer to all of the shareholders of the Company to purchase 100% of the issued and outstanding shares of the Company at the same purchase price set forth in such written offer.  Such third party shall be prohibited from purchasing any shares of the Company from the shareholder(s) who received that the bona fide written offer until the public offer period has closed.  The public offer must remain open for a minimum of 20 business days.

LIEN ON SHARES

22.
The Company shall have a first and paramount lien on every share issued for a promissory note or for any other binding obligation to contribute money or property or any combination thereof to the Company, and the Company shall also have a first and paramount lien on every share standing registered in the name of a shareholder, whether singly or jointly with any other person or persons, for all the debts and liabilities of such shareholder or his estate to the Company, whether the same shall have been incurred before or after notice to the Company of any interest of any person other than such shareholder, and whether the time for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such shareholder or his estate and any other person, whether a shareholder of the Company or not.  The Company's lien on a share shall extend to all dividends payable thereon.  The directors may at any time either generally, or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Article.

23.
In the absence of express provisions regarding sale in the promissory note or other binding obligation to contribute money or property, the Company may sell, in such manner as it may by resolution of directors determine, any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of twenty one days after a notice in writing, stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share.

24.
The net proceeds of the sale by the Company of any shares on which it has a lien shall be applied in or towards payment or discharge of the binding obligation in respect of which the lien exists so far as the same is presently payable and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the holder of the share immediately before such sale.  For giving effect to any such sale the directors may authorise some person to transfer the share sold to the purchaser thereof.  The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the sale.

TRANSFER OF SHARES

25.
Subject to the provisions of Article 26 and the terms of the shareholders' agreement, shares in the Company shall be transferable by instrument in writing or electronically or in such other form as the directors may from time to time determine, and the transferor of a share shall be deemed to remain the holder thereof until the name of the transferee shall have been entered in the Share Register in respect thereof.

26.	Where applicable, the instrument of transfer of a share shall be signed by or on behalf of the transferor; the authority under which a person signs a transfer on behalf of the transferor shall be in such form as the directors may approve.

27.
Shares in the Company may also be transferred in accordance with the provisions of the Securities Industry Act, 2011 or any statutory re-enactment or replacement thereof or similar law authorizing the transfer of shares listed on a securities exchange.

28.	The directors may decline to register the transfer of a share on which the Company has a lien.

TRANSMISSION OF SHARES

29.
The executor or administrator of a deceased shareholder, the guardian of an incompetent shareholder or the trustee of a bankrupt shareholder shall be the only person recognised by the Company as having any title to his share but they shall not be entitled to exercise any rights as a shareholder of the Company until they have proceeded as set forth in the next following 3 Articles.

30.
The production to the Company of any document which is evidence of probate of the will, or letters of administration of the estate, or confirmation as personal representative of a deceased shareholder or of the appointment of a guardian of an incompetent shareholder or the trustee of a bankrupt shareholder shall be accepted by the Company, even if the deceased, incompetent or bankrupt shareholder is domiciled outside The Bahamas, if the document evidencing the grant of probate or letters of administration, confirmation as personal representative, appointment as guardian or trustee in bankruptcy is issued by a foreign court which had competent jurisdiction in the matter.  For the purpose of establishing whether or not a foreign court had competent jurisdiction in such a matter the directors may obtain appropriate legal advice.  The directors may also require an indemnity to be given by the executor, administrator, guardian or trustee in bankruptcy.

31.
Any person becoming entitled by operation of law or otherwise to a share or shares in consequence of the death, incompetence or bankruptcy of any shareholder may be registered as a shareholder upon such evidence being produced as may reasonably be required by the directors.  An application by any such person to be registered as a shareholder shall for all purposes be deemed to be a transfer of shares of the deceased, incompetent or bankrupt shareholder and the directors shall treat it as such.

32.
Any person who has become entitled to a share or shares in consequence of the death, incompetence or bankruptcy of any shareholder may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share or shares and such request shall likewise be treated as if it were a transfer.

33.	What amounts to incompetence on the part of a person is a matter to be determined by the court having regard to all the relevant evidence and the circumstances of the case.

REDUCTION OR INCREASE IN AUTHORISED CAPITAL

34.
Subject to the terms of the shareholders' agreement, the Company, by a resolution of its directors or its shareholders, may amend the Memorandum to increase or reduce its authorised capital and in connection therewith, the Company may, by a resolution of its directors or its shareholders, in respect of any unissued shares, increase or reduce the number of such shares, increase or reduce the par value of any such shares or effect any combination of the foregoing.

35.	Subject to the terms of the shareholders' agreement, the Company, by a resolution of its directors or its shareholders, may amend the Memorandum to

(a)	divide the shares, including issued shares, of a class or series into a larger number of shares of the same class or series; or

(b)	combine the shares, including issued shares, of a class or series into a smaller number of shares of the same class or series;

Provided, however, that where shares are divided or combined under (a) or (b) of this Article, the aggregate par value of the new shares must be equal to the aggregate par value of the original shares.

36.	The capital may by a resolution of directors be increased by transferring an amount out of the surplus of the Company to capital.

37.	Subject to the provisions of the 2 next succeeding Articles the capital may by resolution of directors be reduced by:

(a)	returning to shareholders any amount received by the Company upon the issue of any of its shares, the amount being surplus to the requirements of the Company,

(b)	cancelling any capital that is lost or not represented by assets having a realisable value or

(c)	transferring capital to surplus for the purpose of purchasing, redeeming or otherwise acquiring shares that the directors have resolved to purchase, redeem or otherwise acquire.

38.
No reduction of capital shall be effected that reduces the capital to an amount that immediately after the reduction is less than the aggregate par value of all outstanding shares with par value and all shares with par value held by the Company as treasury shares and the aggregate of the amounts designated as capital of all outstanding shares without par value and all shares without par value held by the Company as treasury shares that are entitled to a preference, if any, in the assets of the Company upon liquidation of the Company.

39.
No reduction of capital shall be effected unless the directors determine that immediately after the reduction, the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and that the realisable value of the assets of the Company will not be less than its total liabilities, other than deferred taxes, as shown in the books of the Company and its remaining issued and outstanding share capital.

MEETINGS AND CONSENTS OF SHAREHOLDERS

40.	Annual general meetings shall be held once in every calendar year at such time and at such place within or without The Bahamas, as may be determined by the directors.

41.
In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a shareholder, such shareholder must have given timely notice thereof in proper written form to the Secretary.  To be timely a shareholder's notice to the Secretary of the Company must be delivered to or mailed and received at the principal executive offices of the Company not less than one-hundred fifty (150) days nor more than one-hundred eighty (180) days prior to the anniversary of the date on which the Company first mailed proxy materials for the preceding year's annual general meeting.

42.
Upon receipt of the written request of shareholders holding fifty-one percent or more of the outstanding votes of the shares in the Company entitled to vote at a meeting of shareholders, the directors shall convene a meeting of shareholders.

43.
The directors shall give not less than 7 days' notice of meetings of shareholders to those persons whose names on the date of the notice is given appear as shareholders in the Share Register and are entitled to vote at the meeting.

44.	The directors may fix the date notice is given of a meeting of shareholders as the record date for determining those shares that are entitled to vote at the meeting.

45.	A meeting of shareholders may be held in contravention of the requirement to give notice if shareholders holding not less than 90 percent of;

(a)	the total number of votes represented by shares of the shareholders entitled to vote on all matters to be considered at the meeting, or

(b)	the votes of each class or series of shares where shareholders are entitled to vote thereon as a class or series together with an absolute majority of the remaining votes,

have waived notice of the meeting; and for this purpose, the presence of a shareholder at the meeting shall be deemed to constitute waiver on the part of such shareholder.

46.	The inadvertent failure of the directors to give notice of a meeting to a shareholder, or the fact that a shareholder has not received notice, shall not invalidate the meeting.

47.
A shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder including otherwise than on a poll and that proxy need not to be a shareholder.  A shareholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing with the Secretary of the Company prior to the meeting, an instrument in writing revoking the proxy or another duly executed proxy bearing a later date.

48.	The instrument appointing a proxy shall be produced at the place appointed for the meeting before the time for holding the meeting at which the person named in such instrument intends to vote.

49.
An instrument appointing a proxy shall be in substantially the following form or such other form as the Chairman of the meeting shall accept as properly evidencing the wishes of the shareholder appointing the proxy.

ULTRAPETROL (BAHAMAS) LIMITED (the "Company")
I/We being a shareholder of the Company
with             shares HEREBY APPOINT                      of                      or failing him                      of
to be my/our proxy to vote for me/us at the meeting of shareholders to be held on the day of and at any adjournment thereof.
(Any restrictions on voting to be inserted here.)

Signed this day of

................................
Shareholder

50.	The following shall apply in respect of co-ownership of shares:

(a)	if 2 or more persons hold shares together each of them may be present in person or by proxy, at a meeting of shareholders and may speak as a shareholder;

(b)	if only one of them is present in person or by proxy he may vote on behalf of all of them, and

(c)	if 2 or more are present in person or by proxy they must vote as one.

51.
Subject to the terms of the shareholders' agreement, a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy shareholders representing not less than 50 percent of the votes of the shares or class or series of shares entitled to vote on resolutions of shareholders to be considered at the meeting.  If a quorum be present, notwithstanding the fact that such quorum may be represented by only one person then such person may resolve any matter and a certificate signed by such person accompanied where such person be a proxy by the proxy form or a copy thereof shall constitute a valid resolution of shareholders.

52.
If within one hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day at the same time and place and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy shareholders representing not less than one third of the votes of the shares or each class or series of shares entitled to vote on the resolutions to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

53.
Subject to the terms of the shareholders' agreement, at every meeting of shareholders, the Chairman of the board of directors shall preside as chairman of the meeting.  If there is no Chairman of the board of directors or if the Chairman of the board of directors is not present at the meeting, the shareholders present shall choose one of their number to be the chairman.  If the shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of votes for shares present in person or appointed under an instrument of proxy in prescribed form at the meeting shall preside as chairman failing which the oldest individual shareholder or representative of a shareholder present shall take the chair.

54.
The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

55.
Subject to the terms of the shareholders' agreement, at any meeting of the shareholders the chairman shall be responsible for deciding in such manner as he shall consider appropriate whether any resolution has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes thereof.  If the chairman shall have any doubt as to the outcome of any resolution put to the vote, he shall cause a poll to be taken of all votes cast upon such resolution, but if the chairman shall fail to take a poll then the shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall thereupon cause a poll to be taken.  If a poll is taken at any meeting, the result thereof shall be duly recorded in the minutes of that meeting by the chairman.

56.
Any person other than an individual shall be regarded as one shareholder and subject to the specific provisions hereinafter contained for the appointment of representatives of such persons the right of any individual to speak for or represent such shareholder shall be determined by the law of the jurisdiction where, and by the documents by which, the person is constituted or derives its existence.  In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any shareholder.

57.
Any person other than an individual which is a shareholder of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of shareholders of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the person which he represents as that person could exercise if it were an individual shareholder of the Company.

58.
The chairman of any meeting at which a vote is cast by proxy or on behalf of any person other than an individual may call for a copy of such proxy or authority authenticated by the certificate of a Notary which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such person shall be disregarded.

59.	Directors of the Company may attend and speak at any meeting of shareholders of the Company and at any separate meeting of the holders of any class or series of shares in the Company.

60.
Subject to the terms of the shareholders' agreement, an action that may be taken by the shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing without the need for any notice, but if any resolution of shareholders is adopted otherwise than by the unanimous written consent of all shareholders, a copy of such resolution shall forthwith be sent to all shareholders who shall not have had the opportunity of consenting or objecting to such resolution.

DIRECTORS

61.
The first directors of the Company shall be elected by the subscribers to the memorandum; and thereafter, subject to the terms of the shareholders' agreement, the directors shall be elected by the shareholders or the directors for such term as hereinafter provided or as the shareholders or the directors, as the case may be, may otherwise determine.  The minimum number of directors shall be five and the maximum number shall be 7.

62.
Subject to the terms of the shareholders' agreement, nominations of persons for election to the board of directors may be made at any annual general meeting of the Company or at any extraordinary general meeting of the Company called to that effect.  Nominations may be made by or at the direction of the board of directors (or any duly authorized Committee thereof) in accordance with such procedures as may be determined by the board of directors from time to time.

63.
Nominations may be made by any shareholder of the Company (i) who is a shareholder of record on the date of the giving of the notice herein provided and on the record date for the determination of shareholders entitled to vote at such meeting and (ii) who complies with the notice procedures hereinafter set forth.

(a)	In addition to any other applicable requirements, for a nomination to be made by a shareholder, such shareholder must have given timely notice thereof in proper written form to the Secretary.

(b)
To be timely, a shareholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Company (i) in the case of an annual general meeting not less than thirty (30) days nor more than sixty (60) days prior to the anniversary date of the immediately preceding annual general meeting, and (ii) in the case of an extraordinary general meeting not less than ten (10) days prior to the date of such extraordinary general meeting.

(c)
To be in proper written form, a shareholder's notice to the Secretary must set forth: (A) as to each person whom the shareholder proposes to nominate for election as a director (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the number of shares of the Company which are owned beneficially or of record by the person, and (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, of the United States of America, as amended, and the rules and regulations promulgated thereunder applicable to issuers that are not foreign private issuers and (B) as to the shareholder giving the notice (i) the name and record address of such shareholder, (ii) the number of shares of the Company which are owned beneficially and of record by such shareholder, (iii) a description of all arrangements or understandings between such shareholder and each proposed nominee and any other person and persons (including their names) pursuant to which the nomination(s) are to be made by such shareholder, (iv) a representation that such shareholder intends to appear in person or by proxy at the meeting to nominate the person or persons named in its notice and (v) any other information relating to such shareholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, of the United States of America and the rules and regulations promulgated thereunder.  Such notice must be accompanied by a written consent of each proposed nominee to be named as a nominee and to serve as a director if elected.

64.
Subject to the terms of the shareholders' agreement, no person shall be eligible for election as a director of the Company unless nominated in accordance with the procedures referred to or set forth herein.  If the chairman of the meeting determines that a nomination was not made in accordance with the foregoing procedures, the chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

65.
The term of office for each director shall commence from the date of his or her election and expire at the next scheduled annual general meeting. Each director shall serve his or her respective term of office until his or her successor shall have been elected and qualified, except in the event of the director's death, resignation or removal.

66.	The shareholders in annual general meeting shall elect directors to serve on the board of directors until the next annual general meeting of the Company or their earlier, removal or retirement.

67.
Subject to the terms of the shareholders' agreement, any director or the entire board of directors of the Company may be removed at any time, by the affirmative vote of the holders of a majority of the votes of the shares issued and outstanding and entitled to vote generally in the election of directors cast at an annual general meeting of the shareholders or at an extraordinary general meeting called for that purpose.  No proposal by a shareholder to remove a director shall be voted upon at a meeting of the shareholders unless such shareholder has given timely notice thereof in proper written form to the Secretary.  To be timely, a shareholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Company (a) in the case of an annual meeting not less than thirty (30) days nor more than sixty (60) days prior to the anniversary date of the immediately preceding annual general meeting of the shareholders of the Company, and (b) in the case of an extraordinary general meeting no less than ten (10) days prior to the date of such extraordinary general meeting.  To be in proper written form, a shareholder's notice must set forth: (a) evidence reasonably satisfactory to the Secretary, of such shareholder's status as such and of the number of shares beneficially owned by such shareholder, and (b) a list of the names and addresses of other shareholders of the Company, if any, with whom such shareholder is acting in concert, and the number of shares of the Company beneficially owned by each such shareholder.  No shareholder proposal to remove a director shall be voted upon at an annual or extraordinary general meeting of the shareholders of the Company unless proposed in accordance with the procedures set forth herein  If the chairman of the meeting determines, based on the facts, that a shareholder proposal to remove a director was not made in accordance with the foregoing procedures, the chairman shall declare to the meeting that a proposal to remove a director of the Company was not made in accordance with the procedures prescribed by these Articles, and such defective proposal shall be disregarded.

68.
Subject to the terms of the shareholders' agreement, the directors shall have power, at any time and from time to time, to appoint any person to be a director either to fill a casual vacancy or as an additional director,, by a vote of not less than 70% of the directors then in office, although less than a quorum, but so that the total number of directors shall not at any time exceed the maximum number fixed by or in accordance with these Articles.  Any directors so chosen shall hold office until the next succeeding annual general meeting or the next extraordinary general meeting called to that effect, and their successors shall be elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director.

69.
A director may resign his office by giving written notice of his resignation to the Company and the resignation shall have effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

70.
Subject to the terms of the shareholders' agreement, the directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.  A director is not required to be a shareholder of the Company in order to qualify as a director and may be an individual or a company.

POWERS OF DIRECTORS

71.
The business and affairs of the Company shall be managed by the directors who may pay all expenses incurred preliminary to and in connection with the formation and registration of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or these Articles required to be exercised by the shareholders of the Company, subject to any delegation of such powers as may be authorised by these Articles and to such requirements as may be prescribed by a resolution of shareholders; but no requirement made by a resolution of shareholders shall prevail if it be inconsistent with these Articles nor shall such requirement invalidate any prior act of the directors which would have been valid if such requirement had not been made.

72.
Subject to the terms of the shareholders' agreement, the directors may, by a resolution of directors, appoint any person, including a person who is a director, to be an officer or agent of the Company and the directors may remove any such person so appointed.

73.
Subject to the terms of the shareholders' agreement, every officer or agent of the Company has such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in these Articles or in the resolution of directors appointing the officer or agent but the directors may revoke or vary such powers.  No officer or agent has any power or authority with respect to matters requiring a resolution under this Article or under Articles 68 and 70.

74.
Any director which is a body corporate may appoint in writing any person its duly authorised representative for the purpose of representing it at meetings of the board of directors and the person so appointed shall be entitled to exercise the same powers on behalf of such body corporate as the body corporate could exercise if it were an individual director.

75.
Subject to the terms of the shareholders' agreement, the continuing directors may act notwithstanding any vacancy in their body, save that if their number is reduced to their knowledge below the number fixed by or pursuant to these Articles as the necessary quorum for a meeting of directors, the continuing directors or director may act only for the purpose of appointing directors to fill any vacancy that has arisen or summoning a meeting of shareholders.

PROCEEDINGS OF DIRECTORS

76.	The directors may meet at least quarterly at such times and in such manner and places within or outside The Bahamas as the directors may determine to be necessary or desirable.

77.
A director shall be deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other and recognise each other's voice and for this purpose participation shall constitute prima facie proof of recognition.

78.
A director shall be given not less than 3 days notice of meetings of directors, but a meeting of directors held without 3 days notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend, waive notice of the meeting and for this purpose, the presence of a director at a meeting shall constitute waiver on his part.  The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, shall not invalidate the meeting.

79.
Subject to Article 91 and the terms of the shareholders' agreement, a meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person not less than one half of the total number of directors, unless there are only 2 directors in which case the quorum shall be 2.  Where any director is participating in a meeting in accordance with the provisions of Article 77 he shall be counted for the purpose of determining whether the meeting is duly constituted.

80.
If the Company shall have only one director the provisions herein contained for meetings of the directors shall not apply but such sole director shall have full power to represent and act for the Company in all matters as are not by the Act or the Memorandum or these Articles required to be exercised by the shareholders of the Company in lieu of minutes of a meeting shall record in writing and sign a note or memorandum of all matters requiring a resolution of directors.  Such a note or memorandum shall constitute sufficient evidence of such resolution for all purposes.

81.
Subject to the terms of the shareholders' agreement, at every meeting of the directors the Chairman of the board of directors  shall preside as chairman of the meeting.  If there is no Chairman of the board of directors or if the Chairman of the board of directors is not present at the meeting the Deputy Chairman of the board of directors shall preside.  If there is no Deputy Chairman of the board of directors or if the Deputy Chairman of the board of directors is not present at the meeting, the President of the Company if he is a Director will preside; otherwise the directors present shall choose some one of their number to be chairman of the meeting.

82.
Subject to the terms of the shareholders' agreement, an action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing without the need for any notice and a resolution of directors consented to in writing as aforesaid may consist of several documents in like form (though they may differ by the means by which they are communicated).  If any resolution of directors is adopted otherwise than by the unanimous written consent of all directors a copy of such resolution shall forthwith be sent to any director who shall not have had the opportunity of consenting or objecting to such resolution.

83.	The directors shall cause the following corporate records to be kept:

(a)	minutes of all meetings of directors, shareholders, committees of directors, committees of officers and committees of shareholders;

(b)	copies of all resolutions consented to by directors, shareholders, committees of directors, committees of officers and committees of shareholders; and

(c)	such other accounts and records as as may be required by the Act in order to reflect the financial position of the Company.

84.	The Company shall keep at its registered office such books, statutory registers, and records as may be required by the Act.

COMMITTEES

85.
Subject to the terms of the shareholders' agreement, the directors may, by resolution of directors, designate one or more Committees, each consisting of one or more directors which shall advise the board of directors on specific matters.

86.
Subject to the terms of the shareholders' agreement, the board of directors may, by resolution or resolutions passed by a majority of the entire board of directors, designate from among its members Committees known as the Audit Committee, the Executive Committee and the Compensation Committee.

OFFICERS

87.
Subject to the terms of the shareholders' agreement, the Company may by resolution of directors appoint officers of the Company at such time as shall be considered necessary or expedient.  Such officers may consist of a Chairman of the board of directors, a Chief Executive Officer (who shall also serve as President) and one or more Vice Presidents, Secretaries and Chief Financial Officer and such other officers as may from time to time be deemed desirable.  Any number of offices may be held by the same person.

88.
Subject to the terms of the shareholders' agreement, the officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by resolution of directors or resolution of shareholders, but in the absence of any specific allocation of duties it shall be the responsibility of (a) the Chairman of the board of directors to preside at meetings of directors and shareholders, (b) the Chief Executive Officer  to act in the absence of the Chairman, (c) the President to manage the day to day affairs of the Company, and to appoint and discharge employees and agents of the Company and fix their compensations, (d) each of the Vice President and the Chief Financial Officer is to act in order of seniority in the absence of the President but otherwise to perform such duties as may be delegated to him by the President, (e) the Secretaries to maintain the Share Register, minute books and records (other than financial records) of the Company, to appoint a registrar and transfer agent as necessary and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and (f) the Chief Financial Officer to be responsible for the financial affairs of the Company.  In addition, each of the Chief Executive Officer, the Vice President and/or the Chief Financial Officer, acting solely, shall have the power to execute bonds, promissory notes, mortgages, cheques, drafts, bills of exchange and other negotiable instruments and other contracts, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed by any of them, as well as any other agreements and instruments of the Company.

89.	Subject to the terms of the shareholders' agreement, the emoluments of all officers shall be fixed by resolution of directors.

90.
Subject to the terms of the shareholders' agreement, the officers of the Company shall hold office until their successors are duly elected, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors.  Subject to the terms of the shareholders' agreement, any vacancy occurring in any office of the Company may be filled by resolution of directors.

CONFLICT OF INTERESTS

91.	Subject always to the Act and to the terms of the shareholders' agreement, the Company shall not enter into:

(a)
any merger or consolidation involving the Company on the one hand and any Named Shareholder (as defined in the Memorandum) that is a shareholder of the Company, any affiliate of such Named Shareholder (as defined in the Memorandum) or any member of the Company's management or  board of directors or their respective affiliates (each an "Interested Party") on the other hand;

(b)
any sale, lease or other direct or indirect disposition of all or substantially all of the Company's and its subsidiaries' assets in a transaction or series of related transactions to one or more Interested Parties;

(c)
any merger or consolidation or sale, lease or other direct or indirect disposition of all or substantially all of the Company's and its subsidiaries' assets in a transaction or series of related transactions that would result in the receipt of different types or amounts of consideration per share by one or more Interested Parties on the one hand, and any other of the shareholders, on the other hand; and

(d)	any business transaction between the Company or its subsidiaries on the one hand and one or more Interested Parties on the other hand, involving a value in excess of $2,000,000.00;

without (A) having previously obtained, at the Company's expense, a fairness opinion confirming that the proposed transaction is fair from a financial standpoint for the Company and, with respect to a transaction described in Article 91 (c) above, for those shareholders which are not Interested Parties and (B) such proposed transaction being approved by a majority of disinterested directors of the Company.  Any fairness opinion pursuant to the preceeding sentence shall be rendered by an internationally recognized investment banking, auditing or consulting firm (or, if the proposed transaction involves the sale or purchase of a vessel or other floating assets, by an internationally recognized shipbroker) selected by the Company's disinterested directors and engaged on behalf of the Company and/or the shareholders.  For the purposes of this Article, a quorum shall be a majority of the disinterested directors. To qualify as a disinterested director for purposes of this Article, a director must not have a personal interest in the transaction at hand and must not otherwise have a relationship that, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

92.	The provisions of the preceding Article shall not prohibit:

(a)
any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options, stock ownership and other employee benefit plans approved by the board of directors;

(b)	the grant of stock options or similar rights to employees and directors of the Company pursuant to plans approved by the board of directors;

(c)
loans or advances to employees in the ordinary course of business in accordance with the past practices of the Company which are not otherwise prohibited under the Sarbanes-Oxley Act of 2002 of the United States of America, Section 13(k) of the Securities Exchange Act of 1934 of the United States of America, as amended, or other applicable law, but in any event not to exceed $500,000.00 in the aggregate outstanding at any one time, and

(d)	the payment of reasonable fees to directors of the Company who are not employees of the Company or its subsidiaries.

INDEMNIFICATION

93.           The Company:

(a)
shall indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director or an officer of the Company or of any of its subsidiaries; and

(b)
may, upon determination by a majority of the board of directors, indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was an employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, agent of or participant in another Person, against expenses (including attorneys' fees), judgments, fines and amounts actually and reasonably incurred by such Person in connection with such action, suit or proceeding unless a court of competent jurisdiction determines, in a final non-appealable judgement, that he acted dishonestly or failed to act in good faith with a view to the best interests of the Company, and with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Person did not act honestly and in good faith with a view to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

94.
To the extent that a Person who is or was a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding herein referred, or in defense of any claim, issue or matter therein, such Person shall be indemnified through the use of Company funds against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

95.
All reasonable or customary expenses (including attorneys' fees) incurred by any Person who may have a right of indemnification under this Article in defending a civil or criminal action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the Director, officer, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company pursuant to this Article.

96.
The indemnification herein provided shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any provision of these Articles, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a Person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a Person.

97.	The Company may only indemnify a person if the person acted honestly and in good faith with a view to the best interests of the Company.

98.
The Company may purchase and maintain insurance in relation to any person who is or was a director, an officer, a Named Shareholder, an employee or agent  or a liquidator of the Company, or who at the request of the Company is or was serving as a director, an officer, employee or agent or a liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in these Articles.

SEAL

99.
The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by resolution of directors.  The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office.  Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of a director or an officer or any other person so authorised from time to time by resolution of directors.  Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings.  The directors may provide for a stamp of the Seal and of the signature of any director, officer or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been signed as hereinbefore described.

DIVIDENDS

100.
Subject to the terms of the shareholders' agreement, the Company may by a resolution of directors declare and pay dividends in money, shares, or other property.  In the event that dividends are paid in specie the directors shall have responsibility for establishing and recording in the resolution of directors authorising the dividends, a fair and proper value for the assets to be so distributed.

101.
Subject to the terms of the shareholders' agreement, the directors may from time to time pay to the shareholders such interim dividends as appear to the directors to be justified by the profits of the Company.

102.
The directors may, before declaring any dividend, set aside out of the profits of the Company such sum as they think proper as a reserve fund, and may invest the sum so set apart as a reserve fund upon such securities as they may select.

103.
No dividend shall be declared and paid unless the directors determine that immediately after the payment of the dividend the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realisable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in its books of account, and its issued and outstanding share capital.

104.
Notice of any dividend that may have been declared shall be given to each shareholder in manner hereinafter mentioned and all dividends unclaimed for 3 years after having been declared may be forfeited by resolution of directors for the benefit of the Company.

105.
No dividend shall bear interest as against the Company and no dividend shall be paid on treasury shares or shares held by another company of which the Company holds directly or indirectly, shares having more than 50 percent of the vote in electing directors.

106.	A share issued as a dividend by the Company shall be treated for all purposes as having been issued for money equal to the surplus that is transferred to capital upon the issue of the share.

107.
In the case of a dividend of authorised but unissued shares with par value, an amount equal to the aggregate par value of the shares shall be transferred from surplus to capital at the time of the distribution.

108.
In the case of a dividend of authorised but unissued shares without par value, the amount designated by the directors shall be transferred from surplus to capital at the time of the distribution, except that the directors shall designate as capital an amount that is at least equal to the amount that the shares are entitled to as a preference, if any, in the assets of the Company upon liquidation of the Company.

109.
A division of the issued and outstanding shares of a class or series of shares into a larger number of shares of the same class or series having a proportionately smaller par value shall not constitute a dividend of shares.

ACCOUNTS

110.	The Company shall keep proper books of account to reflect the financial position of the Company in relation to:

(a)	all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure takes place;

(b)	all sales and purchases of lands, goods and services by the Company;

(c)	the assets and liabilities of the Company.

111.	For the purposes of Article 110 accounts shall:

(a)	correctly explain all transactions;

(b)	enable the financial position of the Company to be determined with reasonable accuracy at any time;

(c)	allow financial statements to be prepared; and

(d)	include the underlying documentation, including invoices, contracts and receipts, necessary to facilitate sub-Articles (a), (b), and (c) of this Article.

112.	Accounting records maintained pursuant to Article 110 shall be kept by the Company for a minimum period of five (5) years from the date of the transaction to which such records relate.

113.
The directors shall if required by resolution of shareholders cause to be made out and shall serve on the shareholders or lay before a meeting of shareholders at some date not later than three months after the date of the said resolution a profit and loss account for the financial period stipulated in the said resolution and a balance sheet as at the date to which the profit and loss account is made up.  The Company's profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit or loss of the Company for that financial period, and a true and fair view of the state of affairs of the Company as at the end of that financial period.

114.
A copy of such profit and loss account and balance sheet shall where it is not intended to be laid before a meeting of the shareholders be served on every shareholder in the manner prescribed herein for notices calling a meeting of shareholders.

115.
The Company may by a resolution of directors include in the computation of surplus for any purpose the unrealised appreciation of the assets of the Company, and, in the absence of fraud, the decision of the directors as to the value of the assets is conclusive, unless a question of law is involved.

AUDITORS

116.	Subject to the terms of the shareholders' agreement, the Company may by resolution of shareholders call for the accounts to be examined by auditors.

117.	Subject to the terms of the shareholders' agreement, the auditors shall be appointed by resolution of directors.

118.	The auditors may be shareholders of the Company but no director or other officer shall be eligible to be an auditor of the Company during his continuance in office.

119.	The remuneration of the auditors of the Company may be fixed by resolution of directors.

120.
The auditors shall examine each profit and loss account and balance sheet required to be served on every shareholder of the Company or laid before a meeting of the shareholders of the Company and shall state in a written report whether or not

(a)
In their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the state of affairs of the Company at the end of that period;

(b)	all the information and explanations required by the auditors have been obtained.

121.	The report of the auditors shall be annexed to the accounts and shall be read at the meeting of shareholders at which the accounts are laid before the Company or shall be served on the shareholders.

122.
Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

NOTICES

123.
Any notice, information or written statement to be given by the Company to shareholders shall be served by personal service or by mail addressed to each shareholder at the address shown in the Share Register or if the Share Register does not contain an address for the shareholder, then to the last known address for such shareholder.

PENSION AND SUPERANNUATION FUNDS

124.
The directors may establish and maintain or procure the establishment and maintenance of any non-contributory or contributory pension or superannuation funds for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowances or emoluments to any persons who are or were at any time in the employment or service of the Company or any company which is a subsidiary of the Company or is allied to or associated with the Company or with any such subsidiary, or who are or were at any time directors or officers of the Company or of any such other company as aforesaid or who hold or held any salaried employment or office in the Company or such other company, or any persons in whose welfare the Company or any such other company as aforesaid is or has been at any time interested, and to the wives, widows, families and dependents of any such person, and may make payments for or towards the insurance of any such persons as aforesaid, and may do any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid.  A director holding any such employment, or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension allowance or emolument.

ARBITRATION

125.
Whenever any difference arises between the Company on the one hand and any of the shareholders or their executors, administrators or assigns on the other hand, touching the true intent and construction or the incidence or consequences of these Articles or of the Act, touching anything done or executed, omitted or suffered in pursuance of the Act or touching any breach or alleged breach or otherwise relating to the premises or to these Articles, or to any statutes affecting the Company such difference shall, unless the parties agree to refer the same to a single arbitrator, be referred to 2 arbitrators one to be chosen by each of the parties to the difference and the arbitrators shall before entering on the reference appoint an umpire.  The seat of the arbitration shall be Nassau, The Bahamas, unless otherwise agreed between the parties.  In the absence of any legal provision to the contrary, the arbitrators shall act in accordance with the Arbitration Act, 2009 and otherwise in accordance with Bahamian law.

126.
If either party to the reference makes default in appointing an arbitrator either originally or by way of substitution (in the event that an appointed arbitrator shall die, be incapable of acting or refuse to act) for 10 days after the other party has given him notice to appoint the same, such other party may appoint an arbitrator to act in the place of the arbitrator of the defaulting party.

VOLUNTARY WINDING UP AND DISSOLUTION

127.
The Company may voluntarily commence to wind up and dissolve by a resolution of shareholders but if the Company has never issued shares it may voluntarily commence to wind up and dissolve by resolution of directors.

128.
If the Company shall be wound up (whether the liquidation is voluntary, under supervision, or by the Court) the Liquidator may, with the authority of a resolution of shareholders, divide among the shareholders in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

CONTINUATION

129.
The Company may by resolution of shareholders or by a resolution passed unanimously by all directors of the Company continue as a company incorporated under the laws of a jurisdiction outside The Bahamas in the manner provided under those laws.

The Seventh Amended and Restated Articles of Association were approved and adopted by resolutions of the directors of the Company duly passed on the 12th day of December, 2012.

COMMONWEALTH OF THE BAHAMAS

New Providence

Company under the International Business

Companies Act 2000

SEVENTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

ULTRAPETROL (BAHAMAS) LIMITED

___________________________________________

Incorporated the Twenty-third day of December, 1997
___________________________________________

Prepared by:

H & J Corporate Services Ltd.
Ocean Centre
Montagu Foreshore
East Bay Street
Nassau, New Providence
Bahamas